FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X)      Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

(   )     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number 1-5224

Stanley Account Value Plan

(Full title of the plan)

The Stanley Works

1000 Stanley Drive
New Britain, Connecticut 06053

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Account Value Plan

Years ended December 31, 2004 and 2003

Stanley Account Value Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2004 and 2003

Contents

Reports of Independent Registered Public Accounting Firms	1
Audited Financial Statements
Statement of Net Assets Available for Benefits at December 31, 2004	3
Statement of Net Assets Available for Benefits at December 31, 2003	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	5
Notes to Financial Statements	7
Supplemental Schedules
Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	16
Schedule H, Line 4(j)—Schedule of Reportable Transactions	17
Signature	18
Index to Exhibits	19
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of The Board of Directors
The Stanley Works:

We have audited the accompanying statement of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

\s\ Fiondella Milone & LaSaracina LLP

Manchester, Connecticut
June 24, 2005

Report of Independent Registered Public Accounting Firm

Finance and Pension Committee of The Board of Directors
The Stanley Works

We have audited the accompanying statement of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Hartford, Connecticut
June 25, 2004

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2004

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
36,089 shares (cost $637,975)	$1,768,000					$1,768,000
4,680,377 shares (cost $82,358,677)	229,291,669					229,291,669
6,275,897 shares (cost $115,700,174)				$307,455,851		307,455,851
Short-term investments and other (cost $12,371,429)	7,358,373		$4,957,538	55,518		12,371,429
Mutual Funds (cost $109,697,474)			54,823,636		$64,440,347	119,263,983
	238,418,042	—	59,781,174	307,511,369	64,440,347	670,150,932

Cash	117,326					117,326
Dividends and interest receivable	8,091			167		8,258
Contribution receivable from employer			3,033,076			3,033,076
Contribution receivable from participants	491,135				904,068	1,395,203
Debt issuance costs, net of accumulated amortization of $613,465				2,217,913		2,217,913
Loans to participants		$7,976,645				7,976,645
	239,034,594	7,976,645	62,814,250	309,729,449	65,344,415	684,899,353

Liabilities
Debt				166,926,607		166,926,607
Accounts payable	17,049		29,539		37,184	83,772
	17,049	—	29,539	166,926,607	37,184	167,010,379

Net assets available for benefits	$239,017,545	$7,976,645	$62,784,711	$142,802,842	$65,307,231	$517,888,974

See accompanying notes.

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2003

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
37,653 shares (cost $663,321)	$1,425,919					$1,425,919
5,137,281 shares (cost $89,706,551)	194,548,831					194,548,831
6,711,139 shares (cost $123,387,422)				$254,150,834		254,150,834
Short-term investments and other (cost $12,389,893)	4,151,390		$13,815,352	54,565		18,021,307
Mutual Funds (cost $109,697,474)			43,365,305		$39,964,322	83,329,627
	200,126,140	—	57,180,657	254,205,399	39,964,322	551,476,518

Cash	10,778	$72,569				83,347
Dividends and interest receivable	1,525		1,044,897	27	296,379	1,342,828
Debt issuance costs, net of accumulated amortization of $519,086				2,312,292		2,312,292
Loans to participants		6,587,819				6,587,819
	200,138,443	6,660,388	58,225,554	256,517,718	40,260,701	561,802,804

Liabilities
Debt				173,826,607		173,826,607
Accounts payable			1,009,822		326,495	1,336,317
	—	—	1,009,822	173,826,607	326,495	175,162,924

Net assets available for benefits	$200,138,443	$6,660,388	$57,215,732	$82,691,111	$39,934,206	$386,639,880

See accompanying notes.

Stanley Account Value Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Additions
Investment income:
Dividends	$5,252,354			$6,988,242		$12,240,596
Interest	79,850	$41,222	$105,959	1,095	$11,682	239,808
	5,332,204	41,222	105,959	6,989,337	11,682	12,480,404

Net appreciation	49,636,721		5,792,154	72,066,275	5,809,818	133,304,968
Employee contributions	6,253,044				13,874,517	20,127,561
Employer contribution (cash)			3,033,076		2,288,977	5,322,053
	61,221,969	41,222	8,931,189	79,055,612	21,984,994	171,234,986

Deductions
Withdrawals	(18,812,722)		(5,109,643)		(4,720,826)	(28,643,191)

Administrative expenses	(240,686)	(72,569)	(305,092)		(238,902)	(857,249)
Amortization expense				(94,380)		(94,380)
Interest expense				(10,391,072)		(10,391,072)
	(19,053,408)	(72,569)	(5,414,735)	(10,485,452)	(4,959,728)	(39,985,892)

Interfund transfers in (out)	(3,289,459)	1,347,604	2,052,525	(8,458,429)	8,347,759	—
Net increase	38,879,102	1,316,257	5,568,979	60,111,731	25,373,025	131,249,094

Net assets available for benefits at beginning of year	200,138,443	6,660,388	57,215,732	82,691,111	39,934,206	386,639,880
Net assets available for benefits at end of year	$239,017,545	$7,976,645	$62,784,711	$142,802,842	$65,307,231	$517,888,974

See accompanying notes.

Stanley Account Value Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Additions
Investment income:
Dividends	$5,302,122			$7,134,632	$69,206	$12,505,960
Interest	56,238		$203,258	872	497,737	758,105
	5,358,360	—	203,258	7,135,504	566,943	13,264,065

Net appreciation	30,544,944		8,362,801	6,845,067	6,219,806	51,972,618
Employee contributions	4,859,561				7,877,892	12,737,453
Employer contribution (cash)	6,170,231					6,170,231
	46,933,096	—	8,566,059	13,980,571	14,664,641	84,144,367

Deductions
Withdrawals	(18,041,986)		(3,807,014)			(21,849,000)

Administrative expenses	(330,559)		(161,642)		(110,566)	(602,767)
Amortization expense				(94,380)		(94,380)
Interest expense				(10,813,565)		(10,813,565)
	(18,372,545)	—	(3,968,656)	(10,907,945)	(110,566)	(33,359,712)

Interfund transfers in (out)	(12,826,766)	$185,887	2,154,824	11,560,313	(1,074,258)	—
Net increase	15,733,785	185,887	6,752,227	14,632,939	13,479,817	50,784,655

Net assets available for benefits at beginning of year	184,404,658	6,474,501	50,463,505	68,058,172	26,454,389	335,855,225
Net assets available for benefits at end of year	$200,138,443	$6,660,388	$57,215,732	$82,691,111	$39,934,206	$386,639,880

See accompanying notes.

Stanley Account Value Plan
Notes to Financial Statements
December 31, 2004

1.    Description of the Plan

The Stanley Account Value Plan (the "Plan"), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its U.S. affiliates (the "Company"). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a "leased employee" as defined in the Plan, is in a unit of employees listed in Part I (A) of Appendix A of the Plan, is employed by Stanley Security Solutions, Inc. as a piece worker or contract worker, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. An individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of The Stanley Works after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless the Plan is amended to provide for his or her coverage.

Each year, subject to certain additional limitations, participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant's pre-tax contributions for a year up to a maximum matching allocation of 3.5% of the participant's compensation for the year. A participant's contributions and matching allocations are allocated to a "Choice Account." Effective March 1, 2003, under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions ("Catch-up Contributions") to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan's percentage limit. Catch-up Contributions are not eligible for matching allocations.

All participant contributions, rollover contributions and amounts transferred to the Plan in a direct transfer from another plan that are first credited to a participant's Choice Account as of a date after June 30, 1998 may be invested as directed by the participant in one or more of the investment options made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by The Stanley Works may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts. Prior to September 2002, all participant contributions and rollover contributions first credited to a participant's Choice Account as of a date prior to July 1, 1998, and all matching allocations credited to a participant's Choice Account, were invested automatically in the Stanley Stock Fund ("Previously Restricted Funds"). Effective September 2002, a participant could direct the investment among the investment funds made available by the Plan administrator, including the Stanley Stock Fund, of 12.5% of the Previously Restricted Funds credited to the participant's Choice Account as of August 6, 2002, (excluding the portion of the Previously Restricted Funds attributable to the participant's outstanding loan balance as of August 6, 2002) that were vested on August 6, 2002 ("Vested Previously Restricted Funds"). Effective in each of the three succeeding months, a participant could direct the investment of an additional 12.5% of the Vested Previously Restricted Funds. Therefore, since December 2002, 50% of a participant's Vested Previously Restricted Funds has been available for investment direction by the participant. After December 2002, a participant continues to have the right to direct the investment among the investment funds available under the Plan, including the Stanley Stock Fund, of 50% of the value of the Vested Previously Restricted Funds. The portion of a participant's Choice Account attributable to Previously Restricted Funds that was not made available for investment direction by a participant by

Stanley Account Value Plan
Notes to Financial Statements   (continued)
December 31, 2004

1.    Description of the Plan   (continued)

December 2002, and any matching allocations that are first credited to the participant's Choice Account after August 6, 2002 and before January 1, 2004, are invested automatically in the Stanley Stock Fund and are not ordinarily subject to a participant's direction as to investment. Effective with respect to matching allocations that are first credited to a participant's Choice Account as of a date after December 31, 2003, the Plan has been amended to provide that 50% will be invested according to the participant's directions with respect to his or her own contributions to the Plan. However, under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan is entitled to direct the investment of an additional portion of those funds.

The contribution allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan and for other participants under the Pension Plan for Hourly Paid Employees of The Stanley Works. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

The following investment funds are offered under the Plan for those funds in the Choice Account that are subject to participant direction:

Stanley Stock Fund — Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock is traded on the New York and Pacific Stock Exchanges under the symbol SWK.

Mutual Funds

Effective January 1, 2004, State Street Global Advisors ("SSgA") provides all mutual fund investment options in the Stanley Account Value Plan. The change was made to provide a broader range of investment choices in addition to providing continuity to participants with their existing investment selections by replacing previous mutual funds with SSgA equivalents that have similar investment goals and strategies.

2004 Mutual Funds

SSgA S&P 500 Index Fund — Seeks to match the performance of the Standard & Poors 500 ("S&P 500") Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts. The strategy of investing in the same stocks as the S&P 500 Index minimizes the need for trading and therefore results in lower expenses.

SSgA US Total Market Index Fund — Seeks to match the performance of the Wilshire 5000 Index. The fund invests in the same stocks as the Wilshire 5000 Index which provides broad exposure to all-cap sectors of the United States marketplace. Thus, it invests in companies of all sizes and offers full equity exposure to the United States market.

SSgA Foreign Equity Index Fund — Seeks to match closely the performance of the Morgan Stanley Capital International ("MSCI"), Europe, Australasia, Far East ("EAFE") Index while providing daily liquidity. The fund invests in all the stocks in the MSCI, Europe, Australasia, EAFE Index while providing daily liquidity.

Stanley Account Value Plan
Notes to Financial Statements   (continued)
December 31, 2004

1.    Description of the Plan   (continued)

SSgA US Extended Market Index Fund — Seeks to closely match the performance of the Wilshire 4500 Index while providing daily liquidity by providing a broadly diversified index of stocks of small and medium sized companies. The fund invests in securities included in the Wilshire 5000 Index excluding those in the S&P 500 Index.

SSgA Moderate Strategic Balance Fund — Seeks to provide income from fixed securities and growth of principal from stock funds. The fund's risk profile is moderate due to the presence of diversified stock and investment grade bond holdings. The fund has an asset allocation target of 55% equities and 45% fixed income securities. The equity portion of the fund targets 35% large cap stocks, 10% mid and small cap stocks and 10% international stocks.

SSgA Conservative Strategic Balance Fund — Seeks to provide income from fixed securities and some growth of principal from stock funds. The fund's risk profile is somewhat conservative due to an emphasis on investment grade bond holdings. The fund has an asset allocation target of 25% equities and 75% fixed income securities. The equity portion of the fund targets 15% large cap stocks, 5% mid and small cap stocks and 5% international stocks.

SSgA Aggressive Strategic Balance Fund — Seeks to provide growth of principal from stock funds and some income from investment grade fixed income securities. The fund's risk profile is somewhat aggressive due to its emphasis on stock holdings. The fund has an asset allocation target of 85% equities and 15% fixed income securities. The equity portion of the fund targets 55% large cap stocks, 15% mid and small cap stocks and 15% international stocks.

SSgA Bond Market Index Fund — Seeks to match the returns of the Lehman Brothers Aggregate Bond Index. The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in a diversified portfolio that is representative of the broad domestic bond market.

SSgA Stable Value Fund — Seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market value fluctuations. The fund is comprised of high quality investment contracts issued by insurance companies, banks, and other financial institutions, as well as short-term investment products.

2003 Mutual Funds (Discontinued Effective January 1, 2004)

NTGI S&P 500 Index Fund — Seeks long-term growth, subject to the short-term fluctuations characteristic of the stock market. The fund invests in most of the S&P 500, as well as other investments whose value is based on S&P 500 stocks.

Invesco Retirement Trust Stable Value Fund — Seeks liquidity and safety of principal, while providing a higher return than is typically offered by money market funds. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions.

American Funds EuroPacific Growth Fund — Seeks long-term growth, subject to the risks involved in investing outside of the United States, such as currency fluctuations, political instability, differing securities regulations and periods of illiquidity.

Fidelity Small Cap Independence Fund — Seeks long-term growth, subject to the short-term fluctuations characteristic of the small capitalization stock market. The fund invests in securities of small U.S. capitalization companies in various industries.

Cornerstone Fund

In 1998, the Plan was amended to provide separate allocations for eligible participants. Under this arrangement, eligible participants currently receive annual allocations to Cornerstone Accounts of 3%,

Stanley Account Value Plan
Notes to Financial Statements   (continued)
December 31, 2004

1.    Description of the Plan   (continued)

5% or 9% of compensation depending upon age. A participant is not eligible for these separate allocations ("Cornerstone Account allocations") if he or she is covered under a collective bargaining agreement, eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works, an employee of Stanley Security Solutions, Inc. at any of the following divisions: Best Access Systems, Senior Technologies, Integrator, Automatic Door Systems and Stanley Access Technologies at Cortland, New York, an employee of Contact East, Inc. (other than an employee of Contact East, Inc. who was employed by Jensen Tools, Inc. on December 29, 2001), an employee with Stanley Tools at Watseka or Bradley, Illinois, an employee with Stanley Tools whose primary duties are to provide sales and technical support services to Stanley Tools with respect to its leveling, aligning and plumbing devices product line, or an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004. Effective June 1, 2001, additional Cornerstone Account allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations may be made to Cornerstone Accounts in a particular year for designated groups of participants. Assets of the Cornerstone Fund are invested in professionally managed diversified investment funds (predominantly SSgA US Total Market Index Fund, and SSgA TIPS — U.S Treasury Inflation Protected Bonds), and these assets are not ordinarily subject to investment direction by participants.

Distributions and Vesting

Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 5 years of service with no vesting in the Cornerstone Account allocations before completion of 5 years of service. However, due to the partial termination status of the Plan in 2004 and 2003, any participant who terminated employment during 2004 or 2003 was vested in 100% of the value of any matching allocations and/or Cornerstone Allocations made on his/her behalf, regardless of length of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company's Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, from the Stanley Stock Fund, Cornerstone Fund, and Mutual Funds, as applicable to the participant's distribution.

Effective January 26, 2003, during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant's interest in the Stanley Stock Fund.

During active employment, subject to financial hardship rules or attainment of age 59-½ participants may withdraw a portion of the vested amounts in their Choice Accounts. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant's Choice Account.

Stanley Account Value Plan
Notes to Financial Statements   (continued)
December 31, 2004

1.    Description of the Plan   (continued)

Loan Fund

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant's highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The WallStreet Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. Only one loan per participant may be outstanding at any time, unless more than one loan was transferred or rolled over to the Plan on the participant's behalf from another plan sponsored by an entity that was acquired by The Stanley Works.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant's account value attributable to the outstanding loan balance.

Unallocated Stanley Stock Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company's treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the "Unallocated Fund"). Under the 1989 loan agreement, the Company guaranteed the loan and was obligated to make annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998.

Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the portion of principal and interest paid under each loan for the month. Dividends received on allocated and unallocated shares of Stanley Stock and participant and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.

The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of participant contributions, matching and Cornerstone allocations (other than allocations attributable to forfeitures or to amounts held in the temporary account (See Note 4), and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock, based on relative compensation, among the participants who are employed by the Company on the last day of the Plan year and who are not described in the third sentence under the heading "Cornerstone Fund" in this Note 1. There were no such excess value allocations to participants in 2004 or 2003.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants.

Stanley Account Value Plan
Notes to Financial Statements   (continued)
December 31, 2004

1.    Description of the Plan   (continued)

The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, a Plan participant will in effect be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

Other

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

The Plan sponsor maintains separate accounts for each participant. Such accounts are credited with each participant's contributions, matching allocations, Cornerstone Account allocations, related gains, losses, dividend income, and loan activity.

Forfeited Accounts

As of December 31, 2004, forfeited non-vested accounts totaled $37,342. This amount will be used to reduce future employers' contributions.

2.    Significant Accounting Policies

Investments

The Plan is accounted for on the modified cash basis, as the carrying amounts of all investments are adjusted to fair value. The Plan investments consist predominantly of shares of Stanley Stock, mutual funds, US Treasury Inflation Protected fixed income securities, and short term investments. Stanley Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N. A. (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2004

2.    Significant Accounting Policies (continued)

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2004	December 31, 2003
The Stanley Works — common stock**	$538,515,520	$450,125,584
SSgA US Total Market Index Fund**	$41,311,350	$—
NTGI Russell 3000 Index Fund*	$—	$30,348,870

*	Non-participant directed

**	Both participant and non-participant directed

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Dividend Income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Administrative Expenses

The administrative expenses reflected in the statement of changes in net assets available for benefits were paid by participants of the Plan. Expenses paid by the Company (outside of the Plan) amounted to approximately $600,000 in both 2004 and 2003.

Reclassifications

Certain prior year balances in the statement of net assets available for benefits and statement of changes in net assets available for benefits have been reclassified to conform to the current year presentation. These include reclassifications to the 2003 statements of changes in net assets available for benefits to properly present items on a fair value basis by fund, primarily impacting net appreciation and interfund transfers, with no change to the total of all funds statement of changes in net assets.

3.    Debt

Debt consisted of the following at December 31:

	2004	2003
Notes payable in monthly installments to 2009 with interest at 6.07%	$8,650,763	$12,850,763
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	158,275,844	160,975,844
	$166,926,607	$173,826,607

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2004

3.    Debt   (continued)

During 1998, notes payable to financial institutions were refinanced, resulting in a reduction in the interest rate, extension of the maturity and a prepayment penalty of $2,831,378, which is being amortized over the remaining term of the debt. Concurrently, notes payable to the Company were restructured, resulting in a reduction in the interest rate and extension of the maturity. Additionally, the Plan borrowed funds from the Company to pay the prepayment penalty.

The scheduled maturities of debt for the next five years are as follows: 2005 — $7,149,996; 2006 — $8,400,000; 2007 — $8,300,004; 2008 — $6,680,004 and 2009 — $7,370,759.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2004 and 2003, 435,242 and 453,500 shares, respectively, were released and at December 31, 2004 and 2003, 6,275,897 and 6,711,139 shares, respectively, are unallocated. Payment of the Plan's debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such shortfall. There were no such debt service funding shortfalls in 2004 or 2003.

4.    Transactions with Parties-in-Interest

As a result of the termination and liquidation of another plan sponsored by the Company, The Stanley Works Retirement Plan ("Retirement Plan"), a portion of the surplus assets of the terminated Retirement Plan was transferred to the Stanley Account Value Plan, effective August 31, 2002, pursuant to Internal Revenue Code Section 4980(d). Such transferred assets that were not used to fund allocations under the Plan in 2002 were credited to a temporary account and, together with any investment earnings thereon, are used to fund certain allocations under the Plan no less rapidly than ratably over each of the six subsequent Plan years. During 2004, $8,985,351 was used to fund 2003 Cornerstone account allocations. An additional $5,004,703 was earmarked for 2004 Cornerstone account allocations which will be funded in 2005, at which point the assets transferred from the Retirement Plan will be entirely utilized.

Fees paid during 2004 and 2003 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2004 and 2003 were $857,249 and $602,767, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2.8 million from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $12,427,878 and $12,385,563 of principal and interest payments related to such debt in 2004 and 2003, respectively. At December 31, 2004 and 2003, $158,275,844 and $160,975,844, respectively, was outstanding on such debt.

5.    Income Tax Status

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the IRC to maintain its qualification. The Finance and Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2004

6.    Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per financial statements	$517,888,974	$386,639,880
Benefit obligations currently payable	(150,153)	(258,208)
Net assets available for benefits per the Form 5500	$517,738,821	$386,381,672

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Year Ended December 31,
	2004	2003
Benefits paid to participants per the financial statements	$28,643,191	$21,849,000
Add: Amounts currently payable at December 31, 2004	150,153	258,208
Less: Amounts currently payable at December 31, 2003	(258,208)	(928,502)
Benefits paid to participants per the Form 5500	$28,535,136	$21,178,706

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 as benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.    Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly it is reasonably possible that material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of Stanley common stock) as well as the unallocated fund balance as presented in the Statement of Net Assets Available for Benefits.

Stanley Account Value Plan

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number — 009

December 31, 2004

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

Common Stock: The Stanley Works*	10,992,363 shares of Common Stock; par value $2.50 per share	$198,696,826	$538,515,520

Citibank, N.A.*	Short-Term Investment Fund - Pooled Bank Fund	12,371,429	12,371,429

Mutual Funds: State Street Global Advisor	U.S. Total Market Index Fund	37,367,009	41,311,350

State Street Global Advisor	TIPS (U.S. Treasury Inflation Protected Securities) Fund	14,412,182	15,615,006

State Street Global Advisor	Stable Value Fund	13,394,986	13,394,986

State Street Global Advisor	S&P 500 Index Fund	11,785,849	12,773,370

State Street Global Advisor	Aggressive Strategic Balance Fund	8,891,733	9,743,139

State Street Global Advisor	U.S. Extended Market Index Fund	7,438,747	8,505,241

State Street Global Advisor	Moderate Strategic Balance Fund	6,824,340	7,325,384

State Street Global Advisor	Foreign Equity Index Fund	5,462,756	6,309,259

State Street Global Advisor	Conservative Strategic Balance Fund	3,096,953	3,246,026

State Street Global Advisor	Bond Market Index Fund	1,022,919	1,040,222
Total investments		320,765,729	670,150,932

Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 3.9% to 9.6%)		7,976,645
Total		$320,765,729	$678,127,577

*	Indicates party-in-interest to the Plan.

Stanley Account Value Plan

Schedule H, 4(j) — Schedule of Reportable Transactions
EIN 06-0548860
Plan Number — 009

Year ended December 31, 2004

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (iii) — Series of transactions in the same non-participant directed security in excess of 5 percent of plan assets.

The Stanley Works Common Stock	12	45	$7,508,413	$34,999,456	$26,189,601	$42,507,869	$16,318,268
SSgA U.S. Total Market Index Fund	5	216	$39,445,097	$4,010,526	$43,455,623	$43,537,964	$82,341

(1)	Net Gain represents gross gain minus transaction costs.

There were no category (i), (ii) or (iv) reportable transactions during 2004, which represent single transactions for the same security in excess of 5 percent of plan assets, non-security transactions with the same party exceeding 5 percent, and transactions with the same party involved in an individual 5 percent transaction, respectively.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Account Value Plan

Date: June 29, 2005	By:	/s/ Mark Mathieu
Mark Mathieu
Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm